UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), in compliance with the provisions of article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following,

Material Fact

In connection with relevant fact published on March 11th 2016 (ref. nº 236179), the Company informs that the numbers to access its Business Plan and Financial Restructuring Proposal call are

UK: +44 (0) 2070756543

USA: +18662866998

The conference call will be held on Wednesday, March 16, 2016 at 3:30 pm Madrid time, 10:30 am New York time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 15 March, 2016	By:	/s/ Joaquín Fernández de Piérola
	Name:	Joaquín Fernández de Piérola
	Title:	CEO